September 12, 2024

David Villarreal
Chief Executive Officer
Safe & Green Development Corp
100 Biscayne Blvd., Suite 1201
Miami, FL 33132

        Re: Safe & Green Development Corp
            Registration Statement on Form S-1
            Filed August 30, 2024
            File No. 333-281889
Dear David Villarreal:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 30, 2024
General

1. Given the nature of the offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the short time period your selling stockholders have held the shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.
2. Please file Exhibit 10.67, Amendment to Purchase Agreement, dated August 30, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 12, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Melissa Palat Murawsky